UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 001-34661

Newegg Commerce, Inc.

(Translation of registrant’s name in English)

17560 Rowland Street, City of Industry, CA 91748

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On January 26, 2022, Newegg Commerce, Inc.’s (the “Company”) majority controlling stockholder, Hangzhou Liaison Interactive Information Technology Co., Ltd., published its unaudited preliminary financial information for FY2021. Those unaudited preliminary financial results contain information about the Company that you can read about here:  http://data.eastmoney.com/notices/stock/002280.html

An English translation of the portion of those unaudited financial results that relate directly to the Company is contained below:

“In 2021, the overall operation of the company has improved steadily compared to last year. The company continues to focus on its main business, pushing through stable and sustainable growth of its e-commerce business. Both the annual revenue and operating profit of the controlled subsidiary, Newegg, increased compared with the same period of last year.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newegg Commerce, Inc.

January 26, 2022	By:	/s/ Robert Chang
Robert Chang
Chief Financial Officer

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